

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2025

Jervey Choon
Chief Executive Officer
TriUnity Business Services Ltd
BO1-A-09, Menara 2, KL Eco City, 3, Jalan Bangsar 59200
Kuala Lumpur, Malaysia

> **Re: TriUnity Business Services Ltd**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 23, 2024**
> **File No. 333-282541**

Dear Jervey Choon:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Financial Statements, page F-1

1.   Please update your financial statements as appropriate pursuant to Rule 8-08 of Regulation S-X.

Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services